File No. 812-14033

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

SECOND AMENDED AND RESTATED APPLICATION FOR AN ORDER OF APPROVAL PURSUANT TO SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT B OF ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT I OF ING LIFE INSURANCE AND ANNUITY COMPANY

ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT B OF ING USA ANNUITY AND LIFE INSURANCE COMPANY
SEPARATE ACCOUNT EQ OF ING USA ANNUITY AND LIFE INSURANCE COMPANY

RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT NY-B

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT S-A1

ING INVESTORS TRUST

Communications, Notice, and Order to:

J. Neil McMurdie
Senior Counsel
ING Americas U.S. Legal Services
One Orange Way, C2N
Windsor, CT 06095

January 22, 2013

Exhibit Index on Page: 26

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

In the Matter of:	)
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ING LIFE INSURANCE AND ANNUITY COMPANY	)
VARIABLE ANNUITY ACCOUNT B OF ING LIFE	)
INSURANCE AND ANNUITY COMPANY	)
VARIABLE ANNUITY ACCOUNT I OF ING LIFE	)
INSURANCE AND ANNUITY COMPANY	)
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ING USA ANNUITY AND LIFE INSURANCE COMPANY	) SECOND AMENDED AND
SEPARATE ACCOUNT B OF ING USA ANNUITY AND LIFE	) RESTATED APPLICATION
INSURANCE COMPANY	) FOR AN ORDER OF
SEPARATE ACCOUNT EQ OF ING USA ANNUITY AND	) APPROVAL PURSUANT
LIFE INSURANCE COMPANY	) TO SECTION 26(c) OF THE
	) INVESTMENT COMPANY
RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK	) ACT OF 1940
RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK	)
SEPARATE ACCOUNT NY-B	)
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SECURITY LIFE OF DENVER INSURANCE COMPANY	)
SECURITY LIFE SEPARATE ACCOUNT S-A1	)
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ING INVESTORS TRUST.	)
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Investment Company Act of 1940	)
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File No. 812-14033	)
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I - THE APPLICATION

ING Life Insurance and Annuity Company, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company of New York, and Security Life of Denver Insurance Company (each a "Company" and together, the "Companies"), Variable Annuity Account B of ING Life Insurance and Annuity Company, Variable Annuity Account I of ING Life Insurance and Annuity Company, Separate Account B of ING USA Annuity and Life Insurance Company, Separate Account EQ of ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company of New York Separate Account NY-B, Security Life Separate Account S-A1 (each, an "Account" and together, the "Accounts") and ING Investors Trust, hereby submit this second amended and restated Application for an order of the Securities and Exchange Commission (the "Commission"), pursuant to Section 26(c), formerly Section (b), of the Investment Company Act of 1940, as amended (the "1940 Act"). The Companies, the Accounts and ING Investors Trust are collectively referred to herein as the "Applicants."

The Applicants seek an order from the Commission permitting the substitution of securities issued by a certain registered investment company held by the Accounts, which securities support certain in force variable annuity contracts (collectively, the "Contracts") issued by the Companies (the "Substitution"). More particularly, the Applicants propose to substitute shares of a certain series of ING Investors Trust (the "Substitute Fund") for shares of a certain registered investment company currently held by subaccounts of the Accounts (the "Replaced Fund") as follows:

Replaced Fund	Substitute Fund
Fidelity VIP Contrafund Portfolio	ING Large Cap Growth Portfolio

II - GENERAL DESCRIPTION OF THE APPLICANTS, THE FUNDS AND THE CONTRACTS

A.   The Companies. Each of the Companies is an indirect wholly owned subsidiary of ING Groep, N.V. ("ING"). ING is a global financial services holding company based in The Netherlands which is active in the field of insurance, banking and asset management. As a result, each Company likely would be deemed to be an affiliate of the others.

1.   ***ING Life Insurance and Annuity Company ("ING Life").*** ING Life is a stock life insurance company organized under the laws of the State of Connecticut in 1976 as Forward Life Insurance Company. Through a December 31, 1976 merger, ING Life's operations include the business of Aetna Variable Annuity Life Insurance Company (formerly known as Participating Annuity Life Insurance Company). Through a December 31, 2005 merger, ING Life's operations include the business of ING Insurance Company of America ("ING America"). Prior to May 1, 2002, ING Life was known as Aetna Life Insurance and Annuity Company ("Aetna"). ING Life is principally engaged in the business of issuing life insurance and annuities.

ING Life is the depositor of Variable Annuity Account B and Variable Annuity Account I, separate accounts that are registered with the Commission as unit investment trusts.

2.   ***ING USA Annuity and Life Insurance Company ("ING USA").*** ING USA is an Iowa stock life insurance company which was originally organized in 1973 under the insurance laws of Minnesota. Through January 1, 2004 mergers, ING USA's operations include the business of Equitable Life Insurance Company of Iowa ("Equitable Life"), United Life and Annuity Insurance Company ("United Life and Annuity"), and USG Annuity and Life Company. Prior to January 1, 2004, ING USA was known as Golden American Life Insurance Company ("Golden"). ING USA is principally engaged in the business of issuing life insurance and annuities.

ING USA is the depositor of Separate Account B and Separate Account EQ, separate accounts that are registered with the Commission as unit investment trusts.

3.   ***ReliaStar Life Insurance Company of New York ("ReliaStar NY").*** ReliaStar NY is a stock life insurance company which was incorporated under the laws of the State of New York in 1917. Through an April 1, 2002 merger, ReliaStar NY's operations include the business of First Golden American Life Insurance Company of New York ("First Golden"). ReliaStar NY is principally engaged in the business of issuing life insurance and annuities.

ReliaStar NY is the depositor of Separate Account NY-B, a separate account that is registered with the Commission as a unit investment trust.

4.   ***Security Life of Denver Insurance Company ("Security Life").*** Security Life is a stock life insurance company organized under the laws of the State of Colorado in 1929. Through an October 1, 2004 merger, Security Life's operations include the business of Southland Life Insurance Company ("Southland"). Security Life is principally engaged in the business of issuing life insurance and annuities.

Security Life is the depositor of Security Life Separate Account S-A1, a separate account that is registered with the Commission as a unit investment trust.

B.   The Accounts. Each of the Accounts is a segregated asset account of the Company that is the depositor of such Account, and is registered under the 1940 Act as a unit investment trust. Each of the respective Accounts is used by the Company of which it is a part to support the Contracts that it issues. The following Accounts support Contracts that will be affected by the Substitution.[1]

1.   ***Variable Annuity Account B of ING Life Insurance and Annuity Company ("ING Life B").*** ING Life B (File No. 811-2512) was established by Aetna in 1976 as a continuation of the separate account established in 1974 in accordance with the laws of the State of Arkansas by Aetna Variable Annuity Life Insurance Company to support certain Contracts. The following Contracts will be affected by the Substitutions (File Nos. 033-34370 and 333-56297).

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[1] Separate accounts that support variable annuity contracts that will not be affected by the Substitution are not identified herein.

2.   ***Variable Annuity Account I of ING Life Insurance and Annuity Company ("ING Life I").*** ING Life I (formerly ING Variable Annuity Account I of ING Insurance Company of America) (File No. 811-8582) was established by ING America (then known as Aetna Insurance Company of America) in 1994 in accordance with the laws of the State of Connecticut to support the certain Contracts. The following Contract will be affected by the Substitutions (File Nos. 333-130825).

3.   ***Separate Account B of ING USA Annuity and Life Insurance Company ("ING USA B").*** ING USA B (File No. 811-5626) was established by Golden in 1988 in accordance with the laws of the State of Minnesota to support certain Contracts. The following Contracts will be affected by the Substitutions (File Nos. 333-90516, 333-70600, 333-57218, 333-63692, 333-101481, 033-59261, 333-28679, 333-28769, 333-30180, 033-23351, 333-133944, 333-33914 and 333-28755).

4.   ***Separate Account EQ of ING USA Annuity and Life Insurance Company ("ING USA EQ").*** ING USA EQ (formerly Equitable Life Insurance Company of Iowa Separate Account A) (File No. 811-8524) was established by Equitable Life in 1988 in accordance with the laws of the State of Iowa to support certain Contracts. The following Contract will be affected by the Substitutions (File No. 333-111686).

5.   ***ReliaStar Life Insurance Company of New York Separate Account NY-B ("ReliaStar NY B").*** ReliaStar NY B (formerly Separate Account NY-B of First Golden American Life Insurance Company of New York) (File No. 811-7935) was established by First Golden in 1996 in accordance with the laws of the State of New York to support certain Contracts. The following Contract will be affected by the Substitutions (File Nos. 333-85618, 333-85326, 333-145826, 333-139695 and 333-115515).

6.   ***Security Life Separate Account S-A1 ("Security Life S-A1").*** Security Life S-A1 (formerly Southland Separate Account A1)(File No. 811-8976) was originally established by Southland in 1994 in accordance with the laws of the State of Texas to support certain Contracts. The following Contract will be affected by the Substitutions (File No. 333-119439).

Applicants, as authorized by Rule 0-4 under the 1940 Act, incorporate by reference each of the above-referenced files to the extent necessary to support and supplement the descriptions and representations set out in this Application.

Each Account is administered and accounted for as part of the general business of the Company of which it is a part. The assets of each Account attributable to the Contracts issued through it are owned by each Company but are held separately from all other assets of that Company for the benefit of the owners of, and persons entitled to benefits under such Contracts. Pursuant to applicable state insurance law and to the extent provided in the Contracts, such assets are not chargeable with liabilities arising out of any other business that each Company may conduct. Income, if any, gains and losses, realized or unrealized, from each Account are credited to or charged against the assets of that Account without regard to other income, gains or losses of its Company or any of its other segregated asset accounts. Each Account is a "separate account" as defined by Rule 0-1(e) under the 1940 Act.

Each Account is divided into subaccounts, each of which invests exclusively in shares of one investment company portfolio of ING Investors Trust, the Replaced Fund or another mutual fund. Each investment company portfolio has its own distinct investment objective(s) and policies. Income, gains and losses, realized or unrealized, of a portfolio are credited to or charged against the corresponding subaccount of each Account without regard to any other income, gains or losses of the applicable Company. To the extent provided in the Contracts, assets equal to the reserves and other contract liabilities with respect to an Account are not chargeable with liabilities arising out of any other business of the Company that is the depositor of the Account.

Each of the prospectuses for the Contracts discloses that the issuing Company reserves the right, subject to Commission approval and compliance with applicable law, to substitute shares of another open-end management investment company for shares of an open-end management investment company held by a subaccount of an Account whenever the Company, in its judgment, determines that a portfolio no longer suits the purpose of the Contract.

C.   The Substitute Fund. The ING Large Cap Growth Portfolio, formerly known as the ING Wells Fargo Omega Growth Portfolio, a series of ING Investors Trust, will be used as the Substitute Fund. More information about the Substitute Fund's fees and expenses, investment objective and policies and historical performance can be found in the Section IV B. below.

ING Investors Trust. ING Investors Trust, formerly known as the GCG Trust, was organized as a Massachusetts business trust on August 3, 1988. ING Investors Trust is registered under the 1940 Act as an open-end management investment company (File No. 811-05629). It is a series investment company as defined by Rule 18f-2 under the 1940 Act, and a separate series of shares of beneficial interest is issued in connection with each series. Each effective series included in this substitution application is currently offered by prospectus dated April 30, 2012. ING Investors Trust has registered these shares under the Securities Act of 1933 on Form N-1A (File No. 033-23512) which was last updated in an amendment to the registration statement filed on April 26, 2012.[2]

Overall management services to the ING Large Cap Growth Portfolio are provided to by Directed Services, LLC ("DSL"). DSL is an investment adviser registered under the Investment Advisers Act of 1940, and a broker-dealer registered under the Securities Exchange Act of 1934. DSL, an indirect wholly owned subsidiary of ING, maintains its offices at 1475 Dunwoody Drive, West Chester, Pennsylvania 19380. Under the terms of an investment advisory agreement between ING Investors Trust and DSL (the "Trust Management Agreement"), which agreement first became effective on October 24, 1997,[3] DSL manages the business and affairs of each of the respective series of the ING Investors Trust, subject to the control and oversight of the ING Investors Trust Board of Trustees (the "Board"). Under the Trust Management Agreement, DSL is authorized to exercise full investment discretion and make all determinations with respect to the investment of the assets of the respective series, but may, at its own cost and expense, retain

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[2] Applicants, as authorized by Rule 0-4 under the 1940 Act, incorporate this file by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.

[3] The Trust Management Agreement was approved by Contract Owners in connection with the acquisition of DSL by ING Groep, N.V. on October 24, 1997. The Trust Management Agreement was amended on May 24, 2002, and amended and restated on January 1, 2007. DSL or its predecessor companies have served as the investment manager of the ING Investors Trust since the inception of the ING Investors Trust.

portfolio managers for the purpose of making investment decisions and research information available to ING Investors Trust.

DSL delegates to subadvisers the responsibility for day-to-day management of the investments of the ING Large Cap Growth Portfolio, subject to DSL's oversight. DSL also recommends the appointment of additional or replacement subadvisers to the Board. ING Investors Trust and DSL have received manager-of-managers exemptive relief from the Commission that permits ING Investors Trust and DSL to enter into new investment sub-advisory agreements with non-affiliated sub-advisers or to materially amend an existing sub-advisory agreement, subject to approval by the Board (including a majority of the Trustees who are not "interested persons" as defined by the 1940 Act (the "Independent Trustees")) but without shareholder approval. This authority is subject to certain conditions, including: (i) the requirement that the Trustees (including a majority of Independent Trustees) must approve any new or amended sub-advisory agreements with a sub-adviser, (ii) the condition that an information statement describing any change in sub-adviser will be provided to shareholders within ninety (90) days of the change, and (iii) that the shareholders have approved the manager-of-managers arrangement.[4]

For these services, DSL receives advisory fees from the ING Large Cap Growth Portfolio. This fee is calculated based on a percentage of its average net assets. From this advisory fee DSL pays the fees of all sub-advisers.

D.   The Replaced Fund. The Fidelity VIP Contrafund Portfolio, a series of the Fidelity Variable Insurance Products Fund II, will be replaced pursuant to any order issued pursuant to this Application. More information about the Replaced Fund's fees and expenses, investment objective and policies and historical performance can be found in the Section IV B. below.

Fidelity Variable Insurance Products Fund II. The Fidelity Variable Insurance Products Fund II is organized as a Massachusetts business trust and registered under the 1940 Act as an open-end management investment company (File No. 811-05511). It is a series investment company as defined by Rule 18f-2 under the 1940 Act, and a separate series of shares of beneficial interest is issued in connection with each series. The Fidelity VIP Contrafund Portfolio series is currently offered by prospectus dated April 28, 2012. The Fidelity Variable Insurance Products Fund II (the Fidelity Variable Insurance Products Funds) are registered under the Securities Act of 1933 on Form N-1A (File No. 033-20773) which, for the Fidelity VIP Contrafund Portfolio, was last updated in an amendment to the registration statements filed on April 18, 2012.[5]

Fidelity Management & Research Company serves as the investment adviser for each of the Fidelity Variable Insurance Products Funds.[6] Fidelity Management & Research Company is

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[4]   Investment Company Act of 1940 Release No. 25592 (May 24, 2002).
[5]   Applicants, as authorized by Rule 0-4 under the 1940 Act, incorporate this file by reference to the extent necessary to support and supplement the descriptions and representations set out in this Application.
[6]   Pursuant to an SEC exemptive order, Fidelity Management & Research Company intends to act as a manager-of-managers, meaning that Fidelity Management & Research Company has the responsibility to oversee sub-advisers and recommend their hiring, termination, and replacement. Subject to approval by the Board of Trustees but without shareholder approval, Fidelity Management & Research Company may replace or hire unaffiliated sub-advisers or amend the terms of their existing sub-advisory agreements, if any. In the event of approval of a new unaffiliated sub-adviser, shareholders will be provided with information about the new sub-adviser and sub-advisory agreement within ninety days of appointment.

an investment adviser registered under the Advisers Act and maintains its offices at 82 Devonshire, Boston, Massachusetts 02109.

E.   The Contracts. The terms and conditions, including charges and expenses, applicable to each Contract are described in the registration statements filed with the SEC for each.[7] The Contracts are issued as individual variable annuity contracts. As each Contract is structured, owners of the Contract (each a "Contract Owner") may select one or more of the investment options available under the Contract by allocating premiums and transferring account value to that subaccount of the relevant Account that corresponds to the investment option desired. Thereafter, the account value of the Contract Owner will vary based on the investment experience of the selected subaccount(s). Generally, a Contract Owner may, during the life of each Contract, make unlimited transfers of account values among the subaccounts available under the Contract, subject to any administrative and/or transfer fees applicable under the Contracts and any limits related to frequent or disruptive transfers.

III - DESCRIPTION OF THE PROPOSED SUBSTITUTION
AND THE RELIEF REQUESTED

A.   Summary of the Proposed Substitution. Subject to the approval of the Commission under Section 26 of the 1940 Act, Applicants propose, as set forth in the following chart, to substitute shares of the Substitute Fund for those of the Replaced Fund and transfer cash to the Substitute Fund.

Replaced Fund	Substitute Fund	Accounts Holding Replaced Fund Assets
Fidelity VIP Contrafund Portfolio (Initial Class)	ING Large Cap Growth Portfolio – Class I	ING Life B; ING Life I; Security Life S-A1
Fidelity VIP Contrafund Portfolio (Service Class 2)	ING Large Cap Growth Portfolio – Class S	ING USA B; ING USA EQ; ReliaStar NYB

No brokerage commissions, fees or other remuneration will be paid by the Replaced Fund, the Substitute Fund or any Contract Owner in connection with the Substitution.

With respect to the Replaced Fund, the Applicants have determined that the investment objective and the investment policies of the Substitute Fund are similar as those of the Replaced Fund and therefore the essential objectives and risk expectations of those Contract Owners with interests in subaccounts of the Replaced Fund (individually, an "Affected Contract Owner" and, collectively, "Affected Contract Owners") will continue to be met after the Substitution.

Additionally, as is detailed below, the overall expenses of the Substitute Fund are less than those of the Replaced Fund. Applicants believe that, because the Substitute Fund will be offered over a substantially larger asset base than the Replaced Fund, there is a potential that Affected Contract Owners will, over time, realize the benefits from additional economies of scale with respect to the advisory fees.

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[7]   See Section II. B. above.

B. **Purposes of the Proposed Substitution.** The principal purposes of the Substitution are as follows:

1. ***Implement Business Plan.*** The Substitution is step in the Companies' overall business plan to make the Contracts more competitive (and thus more attractive to customers) and more efficient to administer and oversee. This plan involves providing funds available through the Contracts that meet certain performance, risk and pricing guidelines.

2. ***Influence***. The Substitution will replace an unaffiliated fund with a fund that is advised and sub-advised by affiliates of the Companies. Additionally, the Substitute Fund will only be available through variable insurance products offered by the Companies or their affiliated insurance companies. Consequently, the Board of the Substitute Fund has greater sensitivity to the needs of Contract Owners. The Substitution will provide the Companies with more influence over the administrative aspects of the funds offered through the Contracts.

Influence is important because changes to the funds offered through the Contracts often result in costly, off-cycle communications and mailing to Contract Owners. These changes may include changes in fund management, changes in investment style and/or policies and changes resulting from economic conditions or regulatory events. Currently, if the Companies or their Contract Owners object to any such changes, the only recourse the Companies have is to propose substitution of another fund. Substitution involves extensive review, regulatory approvals and significant time and expense. For affiliated funds, there is greater influence over the pace and timing of such changes. Additionally, issues involving poor performance, the inability of the sub-adviser to properly manage the fund's assets and other matters affecting the qualification of a fund's sub-adviser may be solved by the adviser removing the sub-adviser. Under the manager-of-managers exemptive relief granted to the ING Investors Trust and DSL as noted above,[8] a vote of the shareholders is not necessary to change a sub-adviser, except for changes involving an affiliated sub-adviser. Notwithstanding, after the Effective Date of the Substitutions the Applicants agree not to change a Substitute Fund's sub-adviser without first obtaining shareholder approval of either (1) the sub-adviser change or (2) in the case of a change to an unaffiliated sub-adviser, the parties continued ability to rely on their manager-of-managers relief.

The Companies believe that the Substitution will enable them to exercise more influence over the management and administration of the funds offered through their Contracts, thereby reducing costs and customer confusion. The added influence will give each Company the ability to react more quickly to the changes and problems it encounters in its oversight of the funds which are available in its Contracts.

3. ***Reduction of Costs.*** The replacement of the Replaced Fund, which is managed by an unaffiliated investment adviser, with the Substitute Fund which is managed by an affiliated investment adviser will allow the Companies to reduce costs by consolidating administration of the Substitute Fund with its other funds. Changes by the Replaced Fund now come unexpectedly and may require product amendments, regulatory filings and/or immediate notification to Contract Owners. Such changes can be better planned or anticipated for the Substitute Fund so that costs are reduced by including the changes with other routine regulatory filings and mailings regularly sent to Contract Owners.

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[8] Investment Company Act of 1940 Release No. 25592 (May 24, 2002).

4.   ***Due Diligence.*** The Companies have an on-going fund due diligence process through which they select, evaluate and monitor the funds available through the Contracts. This process contributes to the Companies' ability to offer competitive products and services and assist their customers in meeting their financial goals. The Substitution will allow the Companies to respond to expense, performance and management matters that they have identified in their due diligence review of the funds available through the Contracts.

a. Shareholder Expenses

The Substitution would provide an immediate fee decrease to shareholders as illustrated in the table below.

	Replaced Fund: Fidelity VIP Contrafund Portfolio	Substitute Fund: ING Large Cap Growth Portfolio
Total Net Expenses	0.65% - Initial Class ——————▶ 0.90% - Service Class 2 —————▶	0.60% - Class I 0.85% - Class S

b. Performance

The Substitute Fund has a five-star overall Morningstar rating, whereas the Replaced Fund has a four-star overall Morningstar rating. Since the most recent inception date between the Substitute and Replaced Funds, the Substitute Fund significantly outperforms the Replaced Fund.

Section IV. B.1.d. Expense Ratios and Total Return illustrates each Fund's performance in detail and illustrates that the Substitute Fund outperforms the Replaced Fund for all periods presented.

c. Portfolio Management Team Investment Process

The Substitute Fund is sub-advised by ING Investment Management Co. ("ING IM"), and the strategy is managed by a strong, proven management team. The Substitute Fund's investment team led by Portfolio Managers that each in their own right have generated successful performance track records over the past several years owing largely to disciplined, risk-controlled investment processes and a clear focus on solid stock selection as a core competency rather than sector allocation.

C.   Implementation. Applicants will affect the Substitution as soon as practicable following the issuance of the requested order. As of the effective date of the Substitution ("Effective Date"), shares of the Replaced Fund will be redeemed for cash. The Companies, on behalf of the Replaced Fund subaccount of each relevant Account, will simultaneously place a redemption request with the Replaced Fund and a purchase order with the Substitute Fund so that the purchase of Substitute Fund shares will be for the exact amount of the redemption proceeds. Thus, Contract values will remain fully invested at all times. The proceeds of such redemptions will then be used to purchase the appropriate number of shares of the Substitute Fund.

The Substitution will take place at relative net asset value (in accordance with Rule 22c-1 under the 1940 Act) with no change in the amount of any Affected Contract Owner's account value or death benefit, or in the dollar value of his or her investment in the applicable Account. No brokerage commissions, fees or other remuneration will be paid by either the Replaced Fund or the Substitute Fund or by Affected Contract Owners in connection with the Substitution. The transaction comprising the Substitution will be consistent with the policies of each investment company involved and with the general purposes of the 1940 Act.

Affected Contract Owners will not incur any fees or charges as a result of the Substitution nor will their rights or the Companies' obligations under the Contracts be altered in any way. The Companies or their affiliates will pay all expenses and transaction costs of the Substitution, including legal and accounting expenses, any applicable brokerage expenses, and other fees and expenses. In addition, the Substitution will not impose any tax liability on Affected Contract Owners. The Substitution will not cause the Contract fees and charges currently being paid by Affected Contract Owners to be greater after the Substitution than before the Substitution. Also, as described more fully below, after notification of the Substitution and for 30 days after the Effective Date, Affected Contract Owners may reallocate the subaccount value of the Replaced Fund to any other investment option available under their Contract without incurring any administrative costs or allocation (transfer) charges.

All Affected Contract Owners were notified of this Application by means of supplements to the Contract prospectuses shortly after the date the Application was first filed with the Commission. Among other information regarding the Substitution, the supplements informed Affected Contract Owners that beginning on the date of the supplements the Companies will not exercise any rights reserved by them under the Contracts to impose restrictions or fees on transfers from the Replaced Fund (other than restrictions related to frequent or disruptive transfers) until at least 30 days after the Effective Date of the Substitution. Following the date the order requested by this Application is issued, but before the Effective Date, Affected Contract Owners will receive a second supplement to the Contract prospectuses setting forth the Effective Date and advising Affected Contract Owners of their right, if they so choose, at any time prior to the Effective Date, to reallocate or withdraw accumulated value in the Replaced Fund subaccounts under their Contracts or otherwise terminate their interest therein in accordance with the terms and conditions of their Contracts. If Affected Contract Owners reallocate account value prior to the Effective Date or within 30 days after the Effective Date, there will be no charge for the reallocation of accumulated value from the Replaced Fund subaccount and the reallocation will not count as a transfer when imposing any applicable restriction or limit under the Contract on transfers. The Companies will not exercise any right they may have under the Contracts to impose additional restrictions or fees on transfers from the Replaced Fund under the Contracts (other than restrictions related to frequent or disruptive transfers) for a period of at least 30 days following the Effective Date of the Substitution. Additionally, all current Contract Owners will be sent prospectuses of the Substitute Fund before the Effective Date.

Within five (5) business days after the Effective Date, Affected Contract Owners will be sent a written confirmation ("Post-Substitution Confirmation") indicating that shares of the Replaced Fund have been redeemed and that the shares of Substitute Fund have been substituted. The Post-Substitution Confirmation will show how the allocation of the Contract Owner's account value before and immediately following the Substitution have changed as a result of the Substitution and detail the transactions effected on behalf of the respective Affected Contract Owner because of the Substitution.

D. **Relief Requested.** Applicants request that the Commission issue an order pursuant to Section 26(c) of the 1940 Act approving the Substitution.

IV - APPLICANTS' ANALYSIS IN SUPPORT OF REQUEST FOR AN ORDER
PURSUANT TO SECTION 26(c) OF THE 1940 ACT

A.   Relevant Statutory Provisions. Section 26(c) of the 1940 Act prohibits any depositor or trustee of a unit investment trust that invests exclusively in the securities of a single issuer from substituting the securities of another issuer without the approval of the Commission. Section 26(c) provides that such approval shall be granted by order of the Commission, if the evidence establishes that the substitution is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Section 26(c) was added to the 1940 Act by the Investment Company Amendments Act of 1970 then as Section 26(b). Prior to enactment of the 1970 amendments, a depositor of a unit investment trust could substitute new securities for those held by the trust by notifying the trust's security holders of the substitution within five days of the substitution. In 1966, the Commission, concerned with the high sales charges then common to most unit investment trusts and the disadvantageous position in which such charges placed investors who did not want to remain invested in the substituted fund,[9] recommended that Section 26 be amended to require that a proposed substitution of the underlying investments of a trust receive prior Commission approval.[10]

Congress responded to the Commission's concerns by enacting Section 26(b) to require that the Commission approve all substitutions by the depositor of investments held by unit investment trusts. The Senate Report on the bill explained the purpose of the amendment as follows:

> The proposed amendment recognizes that in case of the unit investment trust holding the securities of a single issuer notification to shareholders does not provide adequate protection since the only relief available to shareholders, if dissatisfied, would be to redeem their shares. A shareholder who redeems and reinvests the proceeds in another unit investment trust or in an open-end company would under most circumstances be subject to a new sales load. The proposed amendment would close this gap in shareholder protection by providing for Commission approval of the substitution. The Commission would be required to issue an order approving the substitution if it finds the substitution consistent with the protection of investors and provisions of the 1940 Act.[11]

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[9]   In the years leading up to its 1966 recommendation, the Commission took the position that the substitution of portfolio securities of a unit investment trust constituted an offer of exchange under Section 11 of the 1940 Act requiring prior Commission approval. The Commission proposed Section 26(b) in order to specifically address substitutions by unit investment trusts that previously had been scrutinized under Section 11 of the 1940 Act. *See* House Committee Interstate and Foreign Commerce, Report on the Securities and Exchange Commission on Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess. 337 (1966).

[10]   See *id.*

[11]   S. Rep. No. 184, 91st Cong. 1st Sess. 41 (1969), reprinted in 1970 U.S. Code Cong. & Admin. News 4897, 4936 (1970).

The substitution of shares held by each Account, as described above, appears to involve a substitution of securities within the meaning of Section 26(c) of the 1940 Act.[12] Applicants therefore request an order from the Commission pursuant to Section 26(c) approving the Substitution.

B.   Comparison of Fees and Expenses, Investment Objectives and Policies, Risks, Expense Ratios and Total Return. At the time of the Substitution the overall fees and expenses of the Substitute Fund will be less than those assessed by the Replaced Fund.[13]

Furthermore, the Substitute Fund has an investment objective and investment policies that are similar to the investment objective and policies of the Replaced Fund. Accordingly, the Applicants believe that the fundamental investment objectives of the Affected Contract Owners will continue to be met after the Substitution.

Applicants generally submit that the Substitution meets the standards that the Commission and its staff have applied to similar substitutions that have been approved in the past.[14]

Comparative information regarding fees and expenses (including management fee breakpoints),[15] investment objectives and policies, expense ratios and total return for the proposed Substitution is as follows.

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[12]   While Section 26(b), by its terms, applies only to a unit investment trust holding the securities of one issuer, the Commission has interpreted Section 26(b) to apply to "a substitution of securities in any *subaccount* of a registered separate account." *Adoption of Permanent Exemptions from Certain Provisions of the Investment Company Act of 1940 for Registered Separate Accounts and Other Persons*, Investment Company Act Rel. No. 12678 (Sept. 21, 1982) (emphasis added).

[13]   For two years following the implementation of the Substitution described herein, the net annual expenses of the Substitute Fund will not exceed the net annual expenses of the Replaced Fund as of September 30, 2012, (0.65% for the Fidelity VIP Contrafund Portfolio – Initial Class, and 0.90% Fidelity VIP Contrafund Portfolio – Service Class 2). To achieve this limitation, the Substitute Fund's investment adviser will waive fees or reimburse the Substitute Fund in certain amounts to maintain expenses at or below the limit. In addition, the Companies will not increase the Contract fees and charges that would otherwise be assessed under the terms of the Contracts for a period of at least two years following the Substitution.

[14]   See*, e.g. New York Life Insurance and Annuity Corporation, et al*., (File No. 812-13903), Investment Company Act Release No. 29947 (February 14, 2012)(Order); *Allianz Life Insurance Company of North America, et al*., (File No. 812-13821), Investment Company Act Release No. 29716 (July 6, 2011)(Order); *AXA Equitable Life Insurance Company, et al*., (File No. 812-13686), Investment Company Act Release No. 29372 (July 29, 2010)(Order); *Nationwide Life Insurance Company, et al*., (File No. 812-13495), Investment Company Act Release No 28815 (July 8, 2009)(Order); *Riversource Life Insurance Company, et al.,* (File No. 812-13492), Investment Company Act Release No. 28575 (December 30, 2008)(Order); *ING USA Annuity and Life Insurance Company, et al.,* (File No. 812-13466), Investment Company Act Release No. 28285 (May 23, 2008) (Order); *ING Life Insurance and Annuity Company, et al.,* (File No. 812-13361), Investment Company Act Release No. 27885 (July 16, 2007) (Order); *ING Life Insurance and Annuity Company, et al.,* (File No. 812-13260), Investment Company Act Release No. 27445 (August 15, 2006) (Order); *ING USA Annuity and Life Insurance Company, et al.,* (File No. 812-13148), Investment Company Act Release No. 27052 (August 30, 2005) (Order); *ING Life Insurance and Annuity Company, et al.,* (File No. 812-13101), Investment Company Act Release No. 26711 (December 20, 2004) (Order); *Security Life of Denver Insurance Company, et al.,* (File No. 812-11010), Investment Company Act Release No. 23291 (June 29, 1998) (Order).

[15]   The tables show the operating expenses for the Substitute Fund and the Replaced Fund as a ratio of expenses to average daily net assets. The fees and expenses of the Substitute Fund and the Replaced Fund are based on net assets as of September 30, 2012.

1.   *ING Large Cap Growth Portfolio for the Fidelity VIP Contrafund Portfolio.*

a. Fees and Expenses. The comparative fees and expenses for each fund in this proposed substitution as of September 30, 2012, are as follows:

	Management Fees	Distribution (12b-1) Fees	Administrative Service Fee	Other Expenses	Total Annual Expenses	Expense Waivers	Net Annual Expenses
Substitute Fund • ING Large Cap Growth Portfolio – Class I	0.55%	0.00%	0.10%	0.04%	0.69%	- 0.09%[16]	0.60%
Replaced Fund • Fidelity VIP Contrafund Portfolio – Initial Class	0.56%	0.00%	--	0.09%	0.65%	--	0.65%

	Management Fees	Distribution (12b-1) Fees	Administrative Service Fee	Other Expenses	Total Annual Expenses	Expense Waivers	Net Annual Expenses
Substitute Fund • ING Large Cap Growth Portfolio – Class S	0.55%	0.25%	0.10%	0.04%	0.94%	- 0.09%[16]	0.85%
Replaced Fund • Fidelity VIP Contrafund Portfolio – Service Class 2	0.56%	0.25%	--	0.09%	0.90%	--	0.90%

b. Breakpoint Information. The comparative management fee breakpoint information for each fund in this proposed substitution is as follows:

Replaced Fund	Substitute Fund
Fidelity VIP Contrafund Portfolio Total Net Expenses: 0.65% - Initial Class 0.90% - Service Class 2 Management Fee: 0.56% [17]	**ING Large Cap Growth Portfolio** Total Net Expenses: 0.60% - Class I 0.85% - Class S Management Fee: 0.55% on all assets.

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[16]   Directed Services LLC, the adviser, is contractually obligated to limit expenses to 0.60% and 0.85% for Class I and Class S shares, respectively, through May 1, 2013; the obligation does not extend to interest, taxes, brokerage, extraordinary expenses, Acquired Fund Fees and Expenses. This obligation will automatically renew for one-year terms unless it is terminated by the Portfolio or the adviser upon written notice within 90 days of the end of the current term or upon termination of the management agreement and is subject to possible recoupment by adviser within three years. The amount of the Portfolio's expenses to be waived, reimbursed or recouped by Directed Services LLC is shown under the heading "Expense Waivers."

[17] The management fee for the Replaced Fund has two components: a group fee rate and an individual fund fee rate. The group fee rate is based on the average net assets of all mutual funds advised by Fidelity Management & Research Company. The group fee rate cannot rise above 0.52%, and it drops as total assets under management increase as follows: 0 − $3 billion .52%; 3 − $6 billion .49%; 6 − $9 billion .46%; 9 − $12 billion .43%; 12 − $15 billion .40%; 15 − $18 billion .385%; 18 − $21 billion .37%; 21 − $24 billion .36%; 24 − $30 billion .35%; 30 − $36 billion .345%; 36 − $42 billion .34%; 42 − $48 billion .335%; 48 − $66 billion .325%; 66 − $84 billion .32%; 84 − $102 billion .3150%; 102 − $138 billion .31%; 138 − $174 billion .305%; 174 − $210 billion .30%; 210 − $246 billion .295%; 246 − $282 billion .29%; 282 − $318 billion .285%; 318 − $354 billion .28%; 354 − $390 billion .275%; 390 – $426 billion .27%; 426 − $462 billion .265%; 462 − $498 billion .26%; 498 − $534 billion .255%; 534 − $587 billion .25%; 587 − $646 billion .2463%; 646 − $711 billion .2426%; 711 − $782 billion .2389%; 782 – $860 billion .2352%; 860 − $946 billion .2315%; 946 − $1,041 billion .2278%; 1,041 − $1,145 billion .2241%%; 1,145 − $1,260 billion .2204%; 1,260 − $1,386 billion .2167%; 1,386 − $1,525 billion .2130%; 1,525 − $1,677 billion .2093%; 1,677 − $1,845 billion .2056%; Over $1,845 billion .2019%. For December 2011, the group fee rate was 0.26%. The individual fund fee rate for the Replaced Fund is 0.30%. The total management fee for the fiscal year ended December 31, 2011, was 0.56% of the fund's average net assets. Because the fund's management fee rate may fluctuate, the fund's management fee may be higher or lower in the future.

c. **Investment Objectives and Policies.** The ING Large Cap Growth Portfolio seeks long-term capital growth while the Fidelity VIP Contrafund Portfolio seeks long-term capital appreciation. Although not articulated exactly the same way, these investment objectives are similar and the principal investment strategies and resources that are employed by each to fulfill its objective are also substantially similar. Each portfolio is actively managed and relies mainly on "bottom-up" fundamental research (assessment of a company's business fundamentals) for investment ideas. Both invest primarily in common stocks of large-cap U.S. companies, and the investment management team for each portfolio shares the same philosophy that stock prices follow earnings and, hence, place emphasis on earnings growth as a criterion for investment. Although the Fidelity VIP Contrafund Portfolio, by prospectus, may invest in either "growth" or "value" stocks, in practice it has exhibited a clear "growth" bias – for example, it has averaged approximately 41% of total assets in Growth stocks since 2007, versus a Large Blend category average of 32%. Consequently, the holdings of each portfolio are currently placed in the Large Growth style box.

d. **Risks.** The risk profiles of the Substitute Fund and the Replaced Fund are similar. Although not worded the same way in each fund's prospectus, both the Substitute Fund and the Replaced Fund identify the following as risks associated with investing in the fund:

1. **Stock market volatility** – the risk that stock prices may be volatile and can fluctuate in response to issuer, political, market, and economic developments;

2. **Growth investing** – the risk that growth stocks typically reflect high expectations for future company growth, and may fall quickly and significantly if investors suspect that actual growth may be less than expected and that and "growth" stocks can react differently from "value" stocks;

3. **Foreign exposure** – the risk that investment in foreign (non-U.S.) securities and foreign currencies can involve additional risks relating to political, economic, or regulatory conditions in foreign countries and experience more rapid and extreme changes in value than a fund that invests exclusively in securities of U.S. companies;

4. **Derivative instruments (specifically futures contracts for the Replaced Fund)** – the risk of changes in the market price of the underlying securities, credit risk with respect to the counterparty, risk of loss due to changes in interest rates and liquidity risk. The use of certain derivatives may also have a leveraging effect which may increase the volatility of the funds and reduce returns;

5. **Other investment companies** – that investment in other investment companies, including exchange-traded funds (EFTs), involves the risk that the value of the securities underlying an investment company might decrease. Because both the Replaced Fund and the Substitute Fund may invest in other investment companies, investors will pay a proportionate share of the expenses of that other investment company (including management fees, administration fees, and custodial fees) in addition to the expenses of the funds; and

6.   **Securities lending** – securities lending involves two primary risks: "investment risk" and "borrower default risk." Investment risk is the risk that the fund will lose money from the investment of the cash collateral received from the borrower. Borrower default risk is the risk that the Portfolio will lose money due to the failure of a borrower to return a borrowed security in a timely manner.

   e. Expense Ratios and Total Return. The net expense ratios and total return figures for each fund in this proposed substitution as of September 30, 2012, are as follows:

	Net Expense Ratio	1 Year	3 Years	5 Years	10 Years	(Inception Date) Since Inception
Substitute Fund • ING Large Cap Growth Portfolio –Class I	0.60%	31.51%	15.76%	7.20%	--	(05/02/2005) 9.56%
Replaced Fund • Fidelity VIP Contrafund Portfolio – Initial Class	0.65%	27.44%	11.90%	0.93%	9.14%	(01/03/1995) 10.60%

	Net Expense Ratio	1 Year	3 Years	5 Years	10 Years	(Inception Date) Since Inception
Substitute Fund • ING Large Cap Growth Portfolio –Class S	0.85%	31.12%	15.45%	6.94%	--	(05/03/2004) 7.75%
Replaced Fund • Fidelity VIP Contrafund Portfolio – Service Class 2	0.90%	27.13%	11.63%	0.68%	8.87%	(01/12/2000) 4.53%

   f. Post Substitution Net Assets. The estimated net assets of the ING Large Cap Growth Portfolio – Class I immediately following the proposed substitution will be approximately $930 million. This is based on estimated net assets of the Substitute Fund immediately before the substitution ($851 million) plus the corresponding Replaced Fund's actual net assets invested in the Accounts as of September 30, 2012 ($79 million).

   The estimated net assets of the ING Large Cap Growth Portfolio – Class S immediately following the proposed substitution will be approximately $1,225 million. This is based on estimated net assets of the Substitute Fund immediately before the substitution ($499 million) plus the corresponding Replaced Fund's actual net assets invested in the Accounts as of September 30, 2012 ($726 million).

C.   Consequence of the Substitution. Applicants maintain that Contract Owners will be better served by the proposed Substitution. Applicants anticipate that the replacement of the Replaced Fund will result in a Contract that is administered and managed more efficiently, and one that is more competitive with other variable products in both wholesale and retail markets. The Substitute Fund will be managed according to a similar investment objective and policies as the Replaced Fund. Moreover, the overall expenses of the Substitute Fund are less than those of the Replaced Fund.

   Applicants anticipate that Contract Owners will be at least as well off with the proposed array of subaccounts to be offered after the proposed Substitution as they have been with the array of subaccounts offered before the Substitution. The proposed Substitution retains for Contract Owners the investment flexibility which is a central feature of the Contracts. If the proposed Substitution is implemented, all Contract Owners will be permitted to allocate purchase payments and transfer accumulated values and Contract values between and among the remaining subaccounts as they could before the proposed Substitution.

D. **Rights of Affected Contract Owners and Obligations of the Companies.** Apart from the Substitution, the rights of Affected Contract Owners and the obligations of the Companies under the Contracts will not be altered by the Substitution. Affected Contract Owners will not incur any additional tax liability or any additional fees or expenses as a result of the Substitution.

The Substitution will take place at relative net asset value (in accordance with Rule 22c-1 under the 1940 Act) with no change in the amount of any Affected Contract Owner's contract value, cash value, accumulation value, account value or death benefit or in dollar value of his or her investment in the Accounts. Affected Contract Owners will not incur any fees or charges as a result of the Substitution nor will their rights or the Companies' obligations under the affected Contracts be altered in any way. The Companies or their affiliates will pay all other expenses incurred with the Substitution, including legal, accounting, brokerage, and other fees and expenses. In addition, the Substitution will not impose any tax liability on Affected Contract Owners. The Substitution will not cause the affected Contract fees and charges currently being paid by Affected Contract Owners to be greater after the Substitution than before the Substitution. In addition, while the Companies do not anticipate increasing Contract fees and/or charges paid by any current Contract Owners, the Companies have agreed not to increase the Contract fees and charges currently being assessed by the Contracts for a period of at least two years following the Substitution.

E. **Contract Rights.** Affected Contract Owners will have the right to surrender their affected Contracts or reallocate account value of the Replaced Fund in accordance with the terms and conditions of their Contract prior to (and after) the Effective Date.

As noted above, each Affected Contract Owner received a copy of a Contract prospectus supplement informing them of the Substitution. Additionally, each Affected Contract Owner will be sent (1) a second supplement setting forth the Effective Date and advising them of their right to reconsider the Substitution and, if they so choose, any time prior to the Effective Date and for at least 30 days after the Effective Date, they may reallocate account value under the affected Contract without charge or otherwise withdraw or terminate their interest therein in accordance with the terms and conditions of their Contract; (2) Substitute Fund prospectus prior to the Effective Date; and (3) within five business days of the Effective Date, a Post-Substitution Confirmation.

F. **The Right to Substitute Shares.** Each of the prospectuses for the Contracts discloses that the Companies reserve the right, subject to Commission approval and compliance with applicable law, to substitute shares of another open-end management investment company for shares of an open-end management investment company held by a subaccount of an Account.

The Companies reserved this right of substitution both to protect themselves and their Contract Owners in situations where either might be harmed or disadvantaged because of circumstances involving the issuer of the shares held by one or more of its Accounts and to afford the opportunity to replace such shares where to do so could benefit the Contract Owners and Companies.

G. **The Substitution is not the type of substitution which Section 26(c) was designed to prevent.** Unlike a traditional unit investment trust where a depositor could only substitute an investment security in a manner which permanently affected all the investors in trust, the Contracts provide each Contract Owner with the right to exercise his or her own judgment and transfer account values into other subaccounts. The number of available subaccounts varies from Contract to Contract and ranges from 16 to 65, but the average number of available subaccounts in all Contracts after the Substitution will remain unchanged. Moreover, the Contracts will offer Contract Owners the opportunity to transfer amounts out of the affected subaccounts into any of the remaining subaccounts without cost or other disadvantage. The Substitution, therefore, will not result in the type of costly forced redemptions that Section 26(c) was designed to prevent.

The Substitution also is unlike the type of substitution which Section 26(c) was designed to prevent in that by purchasing a Contract, Contract Owners select much more than a particular investment company in which to invest their account values. They also select the specific type of death benefit and other optional benefits as well as numerous other rights and privileges set forth in the Contracts. Contract Owners may also have considered the Companies' size, financial condition, type and its reputation for service in selecting their Contract. These factors will not change as a result of the Substitution.

H. **Separate Representations and Request for an Order.** Applicants request an order of the Commission pursuant to Section 26(c) of the 1940 Act approving the Substitution by the Companies. Applicants submit that, for all the reasons stated above, the Substitution is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

V - CONDITIONS

A. The Substitution will not result in the type of costly forced redemptions that Section 26(c) was intended to guard against and are consistent with the protection of investors and the purposes fairly intended by the 1940 Act because the significant conditions of the Substitution described in this Application include:

1. The Substitute Fund has an investment objective and investment policies that are similar to the investment objective and policies of the Replaced Fund, so that the objective of the Affected Contract Owners can continue to be met;

2. For two years following the implementation of the Substitution described herein, the net annual expenses of the Substitute Fund will not exceed the net annual expenses of the Replaced Fund as of September 30, 2012. To achieve this limitation, DSL will waive fees or reimburse the Substitute Fund in certain amounts to maintain expenses at or below the limit. Any adjustments will be made at least on a quarterly basis. In addition, the Companies will not increase the Contract fees and charges, including asset based charges such as mortality and expense risk charges deducted from the Subaccounts that would otherwise be assessed under the terms of the Contracts for a period of at least two years following the Substitution;

3. Affected Contract Owners may reallocate amounts from the Replaced Fund without incurring a reallocation charge or limiting their number of future reallocations, or withdraw amounts under any Affected Contract or otherwise terminate their interest therein at

any time prior to the Effective Date and for a period of at least 30 days following the Effective Date in accordance with the terms and conditions of such Contract. Any such reallocation will not count as a transfer when imposing any applicable restriction or limit under the Contract on transfers;

4.   The Substitution will be effected at the net asset value of the respective shares in conformity with Section 22(c) of the 1940 Act and Rule 22c-1 thereunder, without the imposition of any transfer or similar charge by Applicants;

5.   The Substitution will take place at relative net asset value without change in the amount or value of any Contract held by Affected Contract Owners. Affected Contract Owners will not incur any fees or charges as a result of the Substitution, nor will their rights or the obligations of the Companies under such Contracts be altered in any way;

6.   The Substitution will be effected so that investment of securities will be consistent with the investment objectives, policies and diversification requirements of the Substitute Fund. No brokerage commissions, fees or other remuneration will be paid by the Replaced Fund or the Substitute Fund or Affected Contract Owners in connection with the Substitution;

7.   The Substitution will not alter in any way the annuity, life or tax benefits afforded under the Contracts held by any Affected Contract Owner;

8.   The Companies will send to their Affected Contract Owners within five (5) business days of the Substitution a written Post-Substitution Confirmation which will include the before and after account values (which will not have changed as a result of the Substitution) and detail the transactions effected on behalf of the respective Affected Contract Owner with regard to the Substitution. With the Post-Substitution Confirmations the Companies will remind Affected Contract Owners that they may reallocate amounts from the Substitute Fund without incurring a reallocation charge or limiting their number of future reallocations for a least 30 days following the Effective Date in accordance with the terms and conditions of their Contract; and

9.   The Companies or their affiliates will pay all expenses and transaction costs of the Substitution, including legal and accounting expenses, any applicable brokerage expenses, and other fees and expenses. In addition, the Substitution will not impose any tax liability on Affected Contract Owners.

10.   Under the manager-of-managers relief granted to the ING Investors Trust, a vote of the shareholders is not necessary to change a sub-adviser, except for changes involving an affiliated sub-adviser. Notwithstanding, after the Effective Date of the Substitutions the Applicants agree not to change a Substitute Fund's sub-adviser without first obtaining shareholder approval of either (1) the sub-adviser change or (2) the parties continued ability to rely on their manager-of-managers relief.

The Applicants consent to be bound by the terms and conditions listed in this Section and those to be set forth in the Notice of Application for an Order.

B.   The Substitution and related transactions described in this Application will not be completed unless all of the following additional conditions are met:

1.   The Commission shall have issued an order approving the Substitution under Section 26(c) of the 1940 Act;

2.   A registration statement for the Substitute Fund is effective and the investment objectives and policies and fees and expenses for the Substitute Fund as described herein have been implemented;

3.   Each Affected Contract Owner will have been sent a copy of (a) a Contract prospectus supplement informing shareholders of this Application; (b) a prospectus for the Substitute Fund, and (c) a second supplement to the Contract prospectus setting forth the Effective Date and advising Affected Contract Owners of their right to reconsider the Substitution and, if they so choose, any time prior to the Effective Date and for 30 days thereafter, to reallocate or withdraw amounts under their affected Contract or otherwise terminate their interest therein in accordance with the terms and conditions of their Contract; and

4.   The Companies shall have satisfied themselves, that (a) the Contracts allow the substitution of investment company shares in the manner contemplated by the Substitution and related transactions described herein; (b) the transaction can be consummated as described in this Application under applicable insurance laws; and (c) that any regulatory requirements in each jurisdiction where the Contracts are qualified for sale, have been complied with to the extent necessary to complete the transaction.

VI - PROCEDURAL MATTERS

A.   Pursuant Rule 0-2(f) under the 1940 Act, Applicants state that written or oral communications regarding this Application should be directed to individuals and addresses specified on the cover of this Application.

B.   Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

C.   Statements of Authorization and Verifications required by Rule 0-2(d) with respect to the filing of this Application by the respective Applicants are attached hereto as Exhibits A.

D.   All requirements of the charter documents of each Applicant have been complied with in connection with the execution and filing of this Application and each person signing the Application is fully authorized to do so. Copies of the applicable resolutions are attached hereto as Exhibits B.

E.   The proposed notice in the Federal Register required by Rule 0-2(g) is attached hereto as Exhibit C.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, as amended, Applicants have caused this second amended and restated Application to be duly signed on the 22nd day of January, 2013.

ING Life Insurance and Annuity Company and its Variable Annuity Account B and its Variable Annuity Account I

By: /s/ Mary M. Fay

Name: Mary M. Fay
Title: Vice President
Date: January 22, 2013

SIGNATURES (continued)

Pursuant to the requirements of the Investment Company Act of 1940, as amended, Applicants have caused this second amended and restated Application to be duly signed on the 22nd day of January, 2013.

ING USA Annuity and Life Insurance Company and its Separate Account B and Separate Account EQ

By: /s/ Mary M. Fay
Name: Mary M. Fay
Title: Vice President
Date: January 22, 2013

SIGNATURES (continued)

Pursuant to the requirements of the Investment Company Act of 1940, as amended, Applicants have caused this second amended and restated Application to be duly signed on the 22nd day of January, 2013.

ReliaStar Life Insurance Company of New York and its Separate Account NY-B

By: /s/ Mary M. Fay
Name: Mary M. Fay
Title: Vice President
Date: January 22, 2013

SIGNATURES (continued)

Pursuant to the requirements of the Investment Company Act of 1940, as amended, Applicants have caused this second amended and restated Application to be duly signed on the 17th day of January, 2013.

Security Life of Denver Insurance Company and its Separate Account S-A1

By: /s/ Lisa S. Gilarde
Name: Lisa S. Gilarde
Title: Vice President
Date: January 17, 2013

SIGNATURES (continued)

Pursuant to the requirements of the Investment Company Act of 1940, as amended, Applicants have caused this second amended and restated Application to be duly signed on the 14th day of January, 2013.

ING INVESTORS TRUST

By: /s/ Kimberly A. Anderson
Name: Kimberly A. Anderson
Title: Senior Vice President
Date: January 14, 2013

Exhibit Index

Exhibit	Description
Exhibits A	Authorizations and Verifications
Exhibits B	Resolutions
Exhibit C	Proposed Federal Register Notice

Exhibit A-1

AUTHORIZATION AND VERIFICATION

The undersigned, being duly sworn, deposes and says that she has duly executed the attached Second Amended and Restated Application for an Order of Approval Pursuant to Section 26(c) of the Investment Company Act of 1940, for and on behalf of **ING Life Insurance and Annuity Company and its Variable Annuity Account B and its Variable Annuity Account I**, that the undersigned is a Vice President of ING Life Insurance and Annuity Company, and that all action by shareholders, Directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that she is familiar with such instrument, and the contents thereof, and the facts set forth are true to the best of her knowledge, information and belief.

By: /s/ Mary M. Fay
Name: Mary M. Fay
Title: Vice President

Sworn and subscribed to before me, a notary public, this 14 day of January, 2013.

Notary Public: /s/ Tabitha E. Muñiz

My Commission Expires: 12/10/14



COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Tabitha E. Muñiz. Notary Public
West Chester Boro, Chester County
My Commission Expires Dec. 10, 2014
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

Exhibit A-2

AUTHORIZATION AND VERIFICATION

The undersigned, being duly sworn, deposes and says that she has duly executed the attached Second Amended and Restated Application for an Order of Approval Pursuant to Section 26(c) of the Investment Company Act of 1940, for and on behalf of **ING USA Annuity and Life Insurance Company and its Separate Account B and its Separate Account EQ**, that the undersigned is a Vice President of ING USA Annuity and Life Insurance Company, and that all action by shareholders, Directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that she is familiar with such instrument, and the contents thereof, and the facts set forth are true to the best of her knowledge, information and belief.

By: /s/ Mary M. Fay
Name: Mary M. Fay
Title: Vice President

Sworn and subscribed to before me, a notary public, this 14 day of January, 2013.

Notary Public: /s/ Tabitha E. Muñiz

My Commission Expires: 12/10/14



COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Tabitha E. Muñiz. Notary Public
West Chester Boro, Chester County
My Commission Expires Dec. 10, 2014
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

Exhibit A-3

AUTHORIZATION AND VERIFICATION

The undersigned, being duly sworn, deposes and says that she has duly executed the attached Second Amended and Restated Application for an Order of Approval Pursuant to Section 26(c) of the Investment Company Act of 1940, for and on behalf of **ReliaStar Life Insurance Company of New York and its Separate Account NY-B**, that the undersigned is a Vice President of ReliaStar Life Insurance Company of New York, and that all action by shareholders, Directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that she is familiar with such instrument, and the contents thereof, and the facts set forth are true to the best of her knowledge, information and belief.

By: /s/ Mary M. Fay
Name: Mary M. Fay
Title: Vice President

Sworn and subscribed to before me, a notary public, this 14 day of January, 2013.

Notary Public: /s/ Tabitha E. Muñiz

My Commission Expires: 12/10/14



COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Tabitha E. Muñiz. Notary Public
West Chester Boro, Chester County
My Commission Expires Dec. 10, 2014
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

Exhibit A-4

AUTHORIZATION AND VERIFICATION

The undersigned, being duly sworn, deposes and says that she has duly executed the attached Second Amended and Restated Application for an Order of Approval Pursuant to Section 26(c) of the Investment Company Act of 1940, for and on behalf of **Security Life of Denver Insurance Company and its Separate Account S-A1**, that the undersigned is a Vice President of Security Life of Denver Insurance Company, and that all action by shareholders, Directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that she is familiar with such instrument, and the contents thereof, and the facts set forth are true to the best of her knowledge, information and belief.

By: /s/ Lisa S. Gilarde
Name: Lisa S. Gilarde
Title: Vice President

Sworn and subscribed to before me, a notary public, this 17th day of January, 2013.

Notary Public: /s/ Christiana J. Raby

My Commission Expires: 2/28/13

Exhibit A-5

AUTHORIZATION AND VERIFICATION

The undersigned, being duly sworn, deposes and says that Kimberly A. Anderson has duly executed the attached Second Amended and Restated Application for an Order of Approval Pursuant to Section 26(c) of the Investment Company Act of 1940, for and on behalf of ING Investors Trust, that the undersigned is a Secretary of ING Investors Trust, and that all action by shareholders, Directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and the facts set forth are true to the best of his knowledge, information and belief.

By: /s/ Huey P. Falgout, Jr.
Name: Huey P. Falgout, Jr.
Title: Secretary

Sworn and subscribed to before me, a notary public, this 14th day of January, 2013.

Notary Public: /s/ John Joseph Swift

My Commission Expires: 8/1/2016



[Great Seal of the State of Arizona 1912]

Notary Public State of Arizona
Maricopa County
John Joseph Swift
My Commission Expires 08/01/2016

Exhibit B-1
RESOLUTIONS

UNANIMOUS WRITTEN ACTION
IN LIEU OF A MEETING OF
THE BOARD OF DIRECTORS OF
ING LIFE INSURANCE AND ANNUITY COMPANY

The undersigned, being all of the members of the Board of Directors of ING Life Insurance and Annuity Company, a Connecticut corporation (the "Company"), in lieu of a meeting of the Board of Directors of the Company as permitted by Section 33-749 of the Connecticut General Statutes, and Article III, Section 11 of the Bylaws of the Company, do hereby adopt the following resolutions, effective May 10, 2012, which shall have the same force and effect as a unanimous vote taken at a duly called and held meeting of the Board of Directors, and do hereby direct that this consent be filed with the minutes of the proceedings of the Board of Directors.

Authorization to Apply for Exemptive Order – Fund Substitution

WHEREAS, the Company offers, or has offered, variable annuity contracts through which investors can allocate their investment to one or more subaccounts of the supporting separate account, which subaccounts invest in underlying mutual funds; and

WHEREAS, management has recommended that it is advisable to allow the substitution of shares of a certain management investment company currently used as a variable funding option under variable annuity products issued by the Company and its Variable Annuity Account B and its Variable Annuity Account I with shares of a certain affiliated advised and registered management investment company, as more particularly described in the management memorandum attached as Exhibit A.

NOW THEREFORE, BE IT RESOLVED, that the Chief Executive Officer, President or any Vice President of the Company, acting individually, are hereby authorized, acting on the Company's behalf, to prepare, execute and file with the United States Securities and Exchange Commission in the name of the Company and its separate accounts such applications (and amendments thereto) for orders under and exemptions from the provisions of the Investment Company Act of 1940 as are necessary to implement a plan for the substitution of shares of a certain management investment company currently used as a variable funding option under variable annuity products issued by the Company and its Variable Annuity Account B and its Variable Annuity Account I with shares of a certain affiliated advised and registered management investment company, as more particularly described in the management memorandum attached hereto as Exhibit A.

This Written Action may be executed in any number of counterparts and each such counterpart shall be deemed an original.

/s/ Patrick G. Flynn
Patrick G. Flynn, Chairman

/s/ Mary E. (Maliz) Beams
Mary E. (Maliz) Beams

/s/ Donald W. Britton
Donald W. Britton

/s/ Alain M. Karaoglan
Alain M. Karaoglan

/s/ Robert G. Leary
Robert G. Leary

/s/ Rodney O. Martin
Rodney O. Martin

/s/ Michael S. Smith
Michael S. Smith

/s/ Ewout L. Steenbergen
Ewout L. Steenbergen

Exhibit B-2
RESOLUTIONS

**UNANIMOUS WRITTEN ACTION
IN LIEU OF A MEETING OF
THE BOARD OF DIRECTORS OF
ING USA ANNUITY AND LIFE INSURANCE COMPANY**

The undersigned, being all the members of the Board of Directors of ING USA Annuity and Life Insurance Company, an Iowa corporation (the "Company"), in lieu of a meeting of the Board of Directors of the Company as permitted by Iowa Code 490.821 and Article III, Section 11 of the Company's Bylaws, do hereby adopt the following resolution, effective May 10, 2012 which shall have the same force and effect as a unanimous vote taken at a duly called and held meeting of the Board of Directors, and do hereby direct that this consent be filed with the minutes of the proceedings of the Board of Directors.

Authorization to Apply for Exemptive Order – Fund Substitution

WHEREAS, the Company offers, or has offered, variable annuity contracts through which investors can allocate their investment to one or more subaccounts of the supporting separate account, which subaccounts invest in underlying mutual funds; and

WHEREAS, management has recommended that it is advisable to allow the substitution of shares of a certain management investment company currently used as a variable funding option under variable annuity products issued by the Company and its Separate Account B and its Separate Account EQ with shares of a certain affiliated advised and registered management investment company, as more particularly described in the management memorandum attached hereto as Exhibit A.

NOW THEREFORE, BE IT RESOLVED, that the Chief Executive Officer, President or any Vice President of the Company, acting individually, are hereby authorized, acting on the Company's behalf, to prepare, execute and file with the United States Securities and Exchange Commission in the name of the Company and its separate accounts such applications (and amendments thereto) for orders under and exemptions from the provisions of the Investment Company Act of 1940 as are necessary to implement a plan for the substitution of shares of a certain management investment company currently used as a variable funding option under variable annuity products issued by the Company and its Separate Account B and its Separate Account EQ with shares of a certain affiliated advised and registered management investment company, as more particularly described in the management memorandum attached hereto as Exhibit A.

This Written Action may be written in counterparts, and each such counterpart shall be deemed an original.

/s/ Patrick G. Flynn
Patrick G. Flynn, Chairman

/s/ Mary E. (Maliz) Beams
Mary E. (Maliz) Beams

/s/ Donald W. Britton
Donald W. Britton

/s/ Alain M. Karaoglan
Alain M. Karaoglan

/s/ Robert G. Leary
Robert G. Leary

/s/ Rodney O. Martin
Rodney O. Martin

/s/ Michael S. Smith
Michael S. Smith

/s/ Ewout L. Steenbergen
Ewout L. Steenbergen

Exhibit B-3
RESOLUTIONS

UNANIMOUS WRITTEN ACTION
IN LIEU OF A MEETING OF
THE EXECUTIVE COMMITTEE OF
RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK

The undersigned, being all of the members of the Executive Committee of Reliastar Life Insurance Company of New York, a New York corporation (the "Company"), hereby consent to the taking of the actions described in the resolution set forth below, and such resolution shall constitute resolution and action duly adopted and taken by the Executive Committee of the Board of Directors without a meeting, effective May 10, 2012.

Authorization to Apply for Exemptive Order – Fund Substitution

WHEREAS, the Company offers, or has offered, variable annuity contracts through which investors can allocate their investment to one or more subaccounts of the supporting separate account, which subaccounts invest in underlying mutual funds; and

WHEREAS, management has recommended that it is advisable to allow the substitution of shares of a certain management investment company currently used as a variable funding option under variable annuity products issued by the Company and its Separate Account NY-B with shares of a certain affiliated advised and registered management investment company, as more particularly described in the management memorandum attached as Exhibit A.

NOW THEREFORE, BE IT RESOLVED, that the Chief Executive Officer, President or any Vice President of the Company, acting individually, are hereby authorized, acting on the Company's behalf, to prepare, execute and file with the United States Securities and Exchange Commission in the name of the Company and its separate accounts such applications (and amendments thereto) for orders under and exemptions from the provisions of the Investment Company Act of 1940 as are necessary to implement a plan for the substitution of shares of a certain management investment company currently used as a variable funding option under variable annuity products issued by the Company and its Separate Account NY-B with shares of a certain affiliated advised and registered management investment company, as more particularly described in the management memorandum attached hereto as Exhibit A.

This Written Action may be written in any number of counterparts and each such counterpart shall be deemed an original.

/s/ Donald W. Britton
Donald W. Britton, Chairman

/s/ Richard K. Lau
Richard K. Lau

/s/ Ewout L. Steenbergen
Ewout L. Steenbergen

/s/ Charles B. Updike
Charles B. Updike

/s/ Ross M. Weale
Ross M. Weale

Exhibit B-4
RESOLUTIONS

UNANIMOUS WRITTEN ACTION
IN LIEU OF A MEETING OF
THE BOARD OF DIRECTORS OF
SECURITY LIFE OF DENVER INSURANCE COMPANY

The undersigned, being all the members of the Board of Directors of Security Life of Denver Insurance Company, a Colorado corporation (the "Company"), in lieu of a meeting of the Board of Directors as permitted by Section 7-108-202 of the Colorado Statutes and Article III, Section 11 of the Bylaws of the Company, do hereby adopt the following resolutions, effective May 10, 2012, which shall have the same force and effect as a unanimous vote taken at a duly called and held meeting of the Board of Directors, and do hereby direct that this consent be filed with the minutes of the proceedings of the Board of Directors.

Authorization to Apply for Exemptive Order – Fund Substitution

WHEREAS, the Company offers, or has offered, variable annuity contracts through which investors can allocate their investment to one or more subaccounts of the supporting separate account, which subaccounts invest in underlying mutual funds; and

WHEREAS, management has recommended that it is advisable to allow the substitution of shares of a certain management investment company currently used as a variable funding option under variable annuity products issued by the Company and its Security Life Separate Account S-A1 with shares of a certain affiliated advised and registered management investment company, as more particularly described in the management memorandum attached hereto as Exhibit A.

NOW THEREFORE, BE IT RESOLVED, that the Chief Executive Officer, President or any Vice President of the Company, acting individually, are hereby authorized, acting on the Company's behalf, to prepare, execute and file with the United States Securities and Exchange Commission in the name of the Company and its separate accounts such applications (and amendments thereto) for orders under and exemptions from the provisions of the Investment Company Act of 1940 as are necessary to implement a plan for the substitution of shares of that certain management investment company currently used as a variable funding option under variable annuity products issued by the Company and its Security Life Separate Account S-A1 with shares of that certain affiliated advised and registered management investment companies, as more particularly described in the management memorandum attached hereto as Exhibit A.

This Written Action may be executed in any number of counterparts and each such counterpart shall be deemed an original.

/s/ Patrick G. Flynn
Patrick G. Flynn, Chairman

/s/ Mary E. (Maliz) Beams
Mary E. (Maliz) Beams

/s/ Donald W. Britton
Donald W. Britton

/s/ Alain M. Karaoglan
Alain M. Karaoglan

/s/ Robert G. Leary
Robert G. Leary

/s/ Rodney O. Martin
Rodney O. Martin

/s/ Michael S. Smith
Michael S. Smith

/s/ Ewout L. Steenbergen
Ewout L. Steenbergen

Exhibit B-5
RESOLUTIONS

SECRETARY'S CERTIFICATE

ING INVESTORS TRUST

I, Huey P. Falgout, Jr., Secretary of the ING Investors Trust ("ING Funds"), hereby certify that the following resolutions were adopted by the Boards of Directors of the ING Funds on May 1, 2012:

WHEREAS, ING Life Insurance and Annuity Company, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company of New York and Security Life of Denver Insurance Company, each an insurance company affiliated with the ING Funds (each, an "Applicant" and collectively, the "Applicants"), intend to substitute certain assets held in various separate accounts of the Applicants and invested in non-proprietary funds with assets of certain series of the ING Funds; and

WHEREAS, the Applicants intend to file an application seeking relief to permit the proposed substitutions and the ING Funds would need to join the application for substitution relief as co-applicants.

RESOLVED, that the appropriate officers of the ING Funds be, and each hereby is, authorized, with the assistance of counsel, to prepare and file with the United States Securities and Exchange Commission an application, including any amendments to such application (the "Application"), for an order pursuant to Section 26(c) of the Investment Company Act of 1940, as amended (the "1940 Act") and under Section 17(b) of the 1940 Act exempting the ING Funds from the requirements of Section 17(a) of the 1940 Act to permit the ING Funds to participate in the proposed substitutions; and

FURTHER RESOLVED, that the appropriate officers of the ING Funds be, and each hereby is, authorized, with the assistance of counsel, to take any and all such actions they determine, in their discretion, to be necessary or desirable to carry out the purpose of the foregoing resolution, and to execute and deliver all such documents in the name of, and on behalf of, the ING Funds as in their judgment shall be necessary to accomplish the purpose of the foregoing resolution, including, but not limited to, actions necessary or appropriate to carry out the proposed substitutions and the successful execution of the substitutions under the Application.

IN WITNESS WHEREOF, the undersigned has duly executed this Secretary's Certificate this 2nd day of May 2012.

/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Secretary

EXHIBIT C

Proposed Federal Register Notice

SECURITIES AND EXCHANGE COMMISSION

Release No. IC-_____; File No. 812-14033

ING Life Insurance and Annuity Company, *et al.*

January ____, 2013

Agency: The Securities and Exchange Commission

Action: Notice of an amended and restated application for an order pursuant to Section 26(c) of the Investment Company Act of 1940, as amended (the "1940 Act") approving the substitution of securities.

Applicants: ING Life Insurance and Annuity Company, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company of New York, and Security Life of Denver Insurance Company (each a "Company" and together, the "Companies"), Variable Annuity Account B of ING Life Insurance and Annuity Company, Variable Annuity Account I of ING Life Insurance and Annuity Company, Separate Account B of ING USA Annuity and Life Insurance Company, Separate Account EQ of ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company of New York Separate Account NY-B, Security Life Separate Account S-A1 (each, an "Account" and together, the "Accounts") and ING Investors Trust are collectively referred to herein as the "Applicants."

Summary: The Applicants have submitted a second amended and restated application (the "Application") for an order of the Securities and Exchange Commission (the "Commission"), pursuant to Section 26(c), formerly Section (b), of the 1940 Act, permitting the substitution of securities issued by a certain registered investment company held by the Accounts to support certain in force variable annuity contracts (collectively, the "Contracts") issued by the Companies. More particularly, the Applicants propose to substitute shares of certain series of ING Investors Trust (the "Substitute Fund") for shares of certain series of the Fidelity Variable Insurance Products Fund II currently held by subaccounts of the various Accounts (the "Replaced Fund") as follows:

Replaced Fund	Substitute Fund
Fidelity VIP Contrafund Portfolio	ING Large Cap Growth Portfolio

Filing Dates: The Application was filed on May 14, 2012, a first amended and restated Application was filed on November 16, 2012, and a second amended and restated Application was filed on January 22, 2013.

Hearing Or Notification Of Hearing: An order granting the Application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Secretary of the Commission and serving Applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on _____ ___, 2013, and should be accompanied by proof of service on Applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Secretary of the Commission.

Addresses: For the Commission: Secretary, Securities and Exchange Commission, 100 F Street, NE, Washington, D.C. 20549-9303. For Applicants, J. Neil McMurdie, Esquire, ING US Legal Services, One Orange Way, C2N, Windsor, CT 06095.

For Further Information Contact: Jeffrey Foor, Senior Counsel, Office of Insurance Products, Division of Investment Management, at 202-551-6795.

Supplementary Information: The following is a summary of the Application. The complete Application is available for a fee from the Public Reference Branch of the Commission.

I - THE APPLICATION

The Applicants have requested that the Commission issue an order to permit the substitution ("Substitution") of certain shares of a certain investment management company currently held by sub-accounts of the various Accounts for shares of a certain series of the Substitute Fund.

II - THE APPLICANTS, THE FUNDS AND THE CONTRACTS

A.   The Companies. Each of the Companies is an indirect wholly owned subsidiary of ING Groep, N.V. ("ING"). ING is a global financial services holding company based in The Netherlands which is active in the field of insurance, banking and asset management. As a result, each Company likely would be deemed to be an affiliate of the others.

     1.   *ING Life Insurance and Annuity Company ("ING Life").* ING Life is a stock life insurance company organized under the laws of the State of Connecticut in 1976 as Forward Life Insurance Company. Through a December 31, 1976 merger, ING Life's operations include the business of Aetna Variable Annuity Life Insurance Company (formerly known as Participating Annuity Life Insurance Company). Through a December 31, 2005 merger, ING Life's operations include the business of ING Insurance Company of America ("ING America"). Prior to May 1, 2002, ING Life was known as Aetna Life Insurance and Annuity Company ("Aetna"). ING Life is principally engaged in the business of issuing life insurance and annuities.

     ING Life is the depositor of Variable Annuity Account B and Variable Annuity Account I, separate accounts that are registered with the Commission as unit investment trusts.

     2.   *ING USA Annuity and Life Insurance Company ("ING USA").* ING USA is an Iowa stock life insurance company which was originally organized in 1973 under the insurance

laws of Minnesota. Through January 1, 2004 mergers, ING USA's operations include the business of Equitable Life Insurance Company of Iowa ("Equitable Life"), United Life and Annuity Insurance Company ("United Life and Annuity"), and USG Annuity and Life Company. Prior to January 1, 2004, ING USA was known as Golden American Life Insurance Company ("Golden"). ING USA is principally engaged in the business of issuing life insurance and annuities.

ING USA is the depositor of Separate Account B and Separate Account EQ, separate accounts that are registered with the Commission as unit investment trusts.

3. ***ReliaStar Life Insurance Company of New York ("ReliaStar NY").*** ReliaStar NY is a stock life insurance company which was incorporated under the laws of the State of New York in 1917. Through an April 1, 2002 merger, ReliaStar NY's operations include the business of First Golden American Life Insurance Company of New York ("First Golden"). ReliaStar NY is principally engaged in the business of issuing life insurance and annuities.

ReliaStar NY is the depositor of Separate Account NY-B, a separate account that is registered with the Commission as a unit investment trust.

4. ***Security Life of Denver Insurance Company ("Security Life").*** Security Life is a stock life insurance company organized under the laws of the State of Colorado in 1929. Through an October 1, 2004 merger, Security Life's operations include the business of Southland Life Insurance Company ("Southland"). Security Life is principally engaged in the business of issuing life insurance and annuities.

Security Life is the depositor of Security Life Separate Account S-A1, a separate account that is registered with the Commission as a unit investment trust.

B. **The Accounts.** Each of the Accounts is a segregated asset account of the Company that is the depositor of such Account, and is registered under the 1940 Act as a unit investment trust. Each of the respective Accounts is used by the Company of which it is a part to support the Contracts that it issues. The Accounts support Contracts that will be affected by the Substitution.

Each Account is administered and accounted for as part of the general business of the Company of which it is a part. The assets of each Account attributable to the Contracts issued through it are owned by each Company but are held separately from all other assets of that Company for the benefit of the owners of, and persons entitled to benefits under such Contracts. Pursuant to applicable state insurance law and to the extent provided in the Contracts, such assets are not chargeable with liabilities arising out of any other business that each Company may conduct. Income, if any, gains and losses, realized or unrealized, from each Account are credited to or charged against the assets of that Account without regard to other income, gains or losses of its Company or any of its other segregated asset accounts. Each Account is a "separate account" as defined by Rule 0-1(e) under the 1940 Act.

Each Account is divided into subaccounts, each of which invests exclusively in shares of one investment company portfolio of ING Investors Trust, the Replaced Fund or another mutual fund. Each investment company portfolio has its own distinct investment objective(s) and policies. Income, gains and losses, realized or unrealized, of a portfolio are credited to or charged against the corresponding subaccount of each Account without regard to any other income, gains or losses of the applicable Company. To the extent provided in the Contracts, assets equal to the reserves and other contract liabilities with respect to an Account are not chargeable with liabilities arising out of any other business of the Company that is the depositor of the Account.

Each of the prospectuses for the Contracts discloses that the issuing Company reserves the right, subject to Commission approval and compliance with applicable law, to substitute shares of another open-end management investment company for shares of an open-end management investment company held by a subaccount of an Account whenever the Company, in its judgment, determines that a portfolio no longer suits the purpose of the Contract.

C.   The Substitute Fund. The ING Large Cap Growth Portfolio, a series of ING Investors Trust, will be used as the Substitute Fund.

ING Investors Trust, formerly known as the GCG Trust, was organized as a Massachusetts business trust on August 3, 1988. ING Investors Trust is registered under the 1940 Act as an open-end management investment company (File No. 811-05629). It is a series investment company as defined by Rule 18f-2 under the 1940 Act, and a separate series of shares of beneficial interest is issued in connection with each series. Each effective series included in this substitution application is currently offered by prospectus dated April 30, 2012. ING Investors Trust has registered these shares under the Securities Act of 1933 on Form N-1A (File No. 033-23512) which was last updated in an amendment to the registration statement filed on April 26, 2012.

Overall management services to the ING Large Cap Growth Portfolio are provided by Directed Services, LLC ("DSL"). DSL is an investment adviser registered under the Investment Advisers Act of 1940, and a broker-dealer registered under the Securities Exchange Act of 1934. DSL, an indirect wholly owned subsidiary of ING, maintains its offices at 1475 Dunwoody Drive, West Chester, Pennsylvania 19380.

DSL delegates to subadvisers the responsibility for day-to-day management of the investments of the ING Large Cap Growth Portfolio, subject to DSL's oversight. DSL also recommends the appointment of additional or replacement subadvisers to the Board. ING Investors Trust and DSL have received manager-of-managers exemptive relief from the Commission that permits ING Investors Trust and DSL to enter into new investment sub-advisory agreements with non-affiliated sub-advisers or to materially amend an existing sub-advisory agreement, subject to approval by the Board (including a majority of the Trustees who are not "interested persons" as defined by the 1940 Act (the "Independent Trustees")) but without shareholder approval. This authority is subject to certain conditions, including: (i) the requirement that the Trustees (including a majority of Independent Trustees) must approve any new or amended sub-advisory agreements with a sub-adviser, (ii) the condition that an information statement describing any change in sub-adviser will be provided to shareholders within ninety (90) days of the change, and (iii) that the shareholders have approved the manager-of-managers arrangement.

For these services, DSL receives advisory fees from the ING Large Cap Growth Portfolio. This fee is calculated based on a percentage of its average net assets. From this advisory fee DSL pays the fees of all sub-advisers.

D.   The Replaced Fund. The Fidelity VIP Contrafund Portfolio, a series of the Fidelity Variable Insurance Products Fund II, will be replaced pursuant to any order issued pursuant to the Application.

E.   The Contracts. The Contracts are individual variable annuity contracts. Owners of a Contract (each a "Contract Owner") may select one or more of the investment options available under the Contract by allocating premiums and transferring account value to that subaccount of the relevant Account that corresponds to the investment option desired. Thereafter, the account value of the Contract Owner will vary based on the investment experience of the selected subaccount(s). Generally, a Contract Owner may, during the life of each Contract, make unlimited transfers of account values among the subaccounts available under the Contract, subject to any administrative and/or transfer fees applicable under the Contracts and any limits related to frequent or disruptive transfers.

III - THE SUBSTITUTION

A.   The Funds and the Accounts. Subject to the approval of the Commission under Section 26 of the 1940 Act, Applicants propose, as set forth in the following chart, to substitute shares of the Substitute Fund for those of the Replaced Fund and transfer cash to the Substitute Fund.

Replaced Fund	Substitute Fund	Accounts Holding Replaced Fund Assets
Fidelity VIP Contrafund Portfolio (Initial Class)	ING Large Cap Growth Portfolio – Class I	ING Life B; ING Life I; Security Life S-A1
Fidelity VIP Contrafund Portfolio (Service Class 2)	ING Large Cap Growth Portfolio – Class S	ING USA B; ING USA EQ; ReliaStar NYB

The Substitute Fund and the Replaced Fund are registered as an open-end management investment company under the 1940 Act. Further, each is a series investment company as defined by Rule 18f-2 under the 1940 Act and issues separate series of shares of stock (for corporations) or of beneficial interest (for business trusts) in connection with each portfolio. The shares of each fund are registered under the 1933 Act on Form N-1A.

B.   Fees and Expenses, Investment Objectives and Policies, Risks, Expense Ratios and Total Return, and Estimated Net Assets. As detailed below, the overall expenses of the Substitute Fund are less than those of the Replaced Fund.

As described below, the Applicants have determined that the investment objective and the investment policies of the Substitute Fund are similar to the investment objective and policies of the Replaced Fund. Accordingly, the Applicants believe that the fundamental investment objectives of the Contract owners with an interest in the subaccounts of the Replaced Fund will continue to be met after the Substitution.

Also detailed below are the expense ratios (the ratio of operating expenses as a percentage of average net assets) and total return figures for the Substitute Fund and the Replaced Fund. The expense ratio for the Substitute Fund and the Replaced Fund is based on net assets as of the date of its most recent prospectuses. Expense ratios reflect all applicable contractual expense limitations. Total return figures since inception are only shown if the inception date is more recent than the applicable 1, 3, 5 or 10 year period.

Also shown below is the estimated size (in net assets) of the Substitute Fund immediately following the Effective Date of the Substitution.

1. *ING Large Cap Growth Portfolio for the Fidelity VIP Contrafund Portfolio.*

a. **Fees and Expenses.** The comparative fees and expenses for each fund in this proposed substitution as of September 30, 2012, are as follows:

	Management Fees	Distribution (12b-1) Fees	Administrative Service Fee	Other Expenses	Total Annual Expenses	Expense Waivers	Net Annual Expenses
Substitute Fund • ING Large Cap Growth Portfolio – Class I	0.55%	0.00%	0.10%	0.04%	0.69%	- 0.09%[1]	0.60%
Replaced Fund • Fidelity VIP Contrafund Portfolio – Initial Class	0.56%	0.00%	--	0.09%	0.65%	--	0.65%

	Management Fees	Distribution (12b-1) Fees	Administrative Service Fee	Other Expenses	Total Annual Expenses	Expense Waivers	Net Annual Expenses
Substitute Fund • ING Large Cap Growth Portfolio – Class S	0.55%	0.25%	0.10%	0.04%	0.94%	- 0.09%[3]	0.85%
Replaced Fund • Fidelity VIP Contrafund Portfolio – Service Class 2	0.56%	0.25%	--	0.09%	0.90%	--	0.90%

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[1] Directed Services LLC, the adviser, is contractually obligated to limit expenses to 0.60% and 0.85% for Class I and Class S shares, respectively, through May 1, 2013; the obligation does not extend to interest, taxes, brokerage, extraordinary expenses, Acquired Fund Fees and Expenses. This obligation will automatically renew for one-year terms unless it is terminated by the Portfolio or the adviser upon written notice within 90 days of the end of the current term or upon termination of the management agreement and is subject to possible recoupment by adviser within three years. The amount of the Portfolio's expenses to be waived, reimbursed or recouped by Directed Services LLC is shown under the heading "Expense Waivers."

b. **Breakpoint Information.** The comparative management fee breakpoint information for each fund in this proposed substitution is as follows:

Replaced Fund	Substitute Fund
Fidelity VIP Contrafund Portfolio Total Net Expenses: 0.65% - Initial Class 0.90% - Service Class 2 Management Fee: 0.56% [2]	**ING Large Cap Growth Portfolio** Total Net Expenses: 0.60% - Class I 0.85% - Class S Management Fee: 0.55% on all assets.

c. **Investment Objectives and Policies.** The ING Large Cap Growth Portfolio seeks long-term capital growth while the Fidelity VIP Contrafund Portfolio seeks long-term capital appreciation. Although not articulated exactly the same way, these investment objectives are similar and the principal investment strategies and resources that are employed by each to fulfill its objective are also substantially similar. Each portfolio is actively managed and relies mainly on "bottom-up" fundamental research (assessment of a company's business fundamentals) for investment ideas. Both invest primarily in common stocks of large-cap U.S. companies, and the investment management team for each portfolio shares the same philosophy that stock prices follow earnings and, hence, place emphasis on earnings growth as a criterion for investment. Although the Fidelity VIP Contrafund Portfolio, by prospectus, may invest in either "growth" or "value" stocks, in practice it has exhibited a clear "growth" bias – for example, it has averaged approximately 41% of total assets in Growth stocks since 2007, versus a Large Blend category average of 32%. Consequently, the holdings of each portfolio are currently placed in the Large Growth style box.

d. **Risks.** The risk profiles of the Substitute Fund and the Replaced Fund are similar. Although not worded the same way in each fund's prospectus, both the Substitute Fund and the Replaced Fund identify the following as risks associated with investing in the fund:

1. **Stock market volatility** – the risk that stock prices may be volatile and can fluctuate in response to issuer, political, market, and economic developments;
2. **Growth investing** – the risk that growth stocks typically reflect high expectations for future company growth, and may fall quickly and significantly if investors suspect that actual growth may be less than expected and that and "growth" stocks can react differently from "value" stocks;
3. **Foreign exposure** – the risk that investment in foreign (non-U.S.) securities and foreign currencies can involve additional risks relating to political, economic, or regulatory conditions in foreign countries and experience more rapid and extreme changes in value than a fund that invests exclusively in securities of U.S. companies;

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[2] The management fee for the Replaced Fund has two components: a group fee rate and an individual fund fee rate. The group fee rate is based on the average net assets of all mutual funds advised by Fidelity Management & Research Company. The group fee rate cannot rise above 0.52%, and it drops as total assets under management increase. For December 2011, the group fee rate was 0.26%. The individual fund fee rate for the Replaced Fund is 0.30%. The total management fee for the fiscal year ended December 31, 2011, was 0.56% of the fund's average net assets. Because the fund's management fee rate may fluctuate, the fund's management fee may be higher or lower in the future.

4. **Derivative instruments (specifically futures contracts for the Replaced Fund)** – the risk of changes in the market price of the underlying securities, credit risk with respect to the counterparty, risk of loss due to changes in interest rates and liquidity risk. The use of certain derivatives may also have a leveraging effect which may increase the volatility of the funds and reduce returns;

5. **Other investment companies** – that investment in other investment companies, including exchange-traded funds (EFTs), involves the risk that the value of the securities underlying an investment company might decrease. Because both the Replaced Fund and the Substitute Fund may invest in other investment companies, investors will pay a proportionate share of the expenses of that other investment company (including management fees, administration fees, and custodial fees) in addition to the expenses of the funds; and

6. **Securities lending** – securities lending involves two primary risks: "investment risk" and "borrower default risk." Investment risk is the risk that the fund will lose money from the investment of the cash collateral received from the borrower. Borrower default risk is the risk that the Portfolio will lose money due to the failure of a borrower to return a borrowed security in a timely manner.

   e.   Expense Ratios and Total Return. The net expense ratios and total return figures for each fund in this proposed substitution as of September 30, 2012, are as follows:

	Net Expense Ratio	1 Year	3 Years	5 Years	10 Years	(Inception Date) Since Inception
Substitute Fund • ING Large Cap Growth Portfolio –Class I	0.60%	31.51%	15.76%	7.20%	--	(05/02/2005) 9.56%
Replaced Fund • Fidelity VIP Contrafund Portfolio – Initial Class	0.65%	27.44%	11.90%	0.93%	9.14%	(01/03/1995) 10.60%

	Net Expense Ratio	1 Year	3 Years	5 Years	10 Years	(Inception Date) Since Inception
Substitute Fund • ING Large Cap Growth Portfolio – Class S	0.85%	31.12%	15.45%	6.94%	--	(05/03/2004) 7.75%
Replaced Fund • Fidelity VIP Contrafund Portfolio – Service Class 2	0.90%	27.13%	11.63%	0.68%	8.87%	(01/12/2000) 4.53%

   f.   Post Substitution Net Assets. The estimated net assets of the ING Large Cap Growth Portfolio – Class I immediately following the proposed substitution will be approximately $930 million. This is based on estimated net assets of the Substitute Fund immediately before the substitution ($851 million) plus the corresponding Replaced Fund's actual net assets invested in the Accounts as of September 30, 2012 ($79 million).

The estimated net assets of the ING Large Cap Growth Portfolio – Class S immediately following the proposed substitution will be approximately $1,225 million. This is based on estimated net assets of the Substitute Fund immediately before the substitution ($499 million) plus the corresponding Replaced Fund's actual net assets invested in the Accounts as of September 30, 2012 ($726 million).

IV - IMPLEMENTATION

A. Applicants will affect the Substitution as soon as practicable following the issuance of the requested order. As of the effective date of the Substitution ("Effective Date"), shares of the Replaced Fund will be redeemed for cash. The Companies, on behalf of the Replaced Fund subaccount of each relevant Account, will simultaneously place a redemption request with the Replaced Fund and a purchase order with the Substitute Fund so that the purchase of Substitute Fund shares will be for the exact amount of the redemption proceeds. Thus, Contract values will remain fully invested at all times. The proceeds of such redemptions will then be used to purchase the appropriate number of shares of the Substitute Fund.

B. The Substitution will take place at relative net asset value (in accordance with Rule 22c-1 under the 1940 Act) with no change in the amount of any affected Contract Owner's account value or death benefit, or in the dollar value of his or her investment in the applicable Account. No brokerage commissions, fees or other remuneration will be paid by either the Replaced Fund or the Substitute Fund or by affected Contract Owners in connection with the Substitution. The transaction comprising the Substitution will be consistent with the policies of each investment company involved and with the general purposes of the 1940 Act.

C. Affected Contract Owners will not incur any fees or charges as a result of the Substitution nor will their rights or the Companies' obligations under the Contracts be altered in any way. The Companies or their affiliates will pay all expenses and transaction costs of the Substitution, including legal and accounting expenses, any applicable brokerage expenses, and other fees and expenses. In addition, the Substitution will not impose any tax liability on affected Contract Owners. The Substitution will not cause the Contract fees and charges currently being paid by affected Contract Owners to be greater after the Substitution than before the Substitution. Also, as described more fully below, after notification of the Substitution and for 30 days after the Effective Date, affected Contract Owners may reallocate the subaccount value of the Replaced Fund to any other investment option available under their Contract without incurring any administrative costs or allocation (transfer) charges.

D. Shortly after the date of the Application, all affected Contract Owners were notified of the Application by means of supplements to the Contract prospectuses. Among other information regarding the Substitution, the supplements informed affected Contract Owners that beginning on the date of the supplements the Companies will not exercise any rights reserved by them under the Contracts to impose restrictions or fees on transfers from the Replaced Fund (other than restrictions related to frequent or disruptive transfers) until at least 30 days after the Effective Date of the Substitution. Following the date the order requested by this Application is issued, but before the Effective Date, affected Contract Owners will receive a second supplement to the Contract prospectuses setting forth the Effective Date and advising affected Contract Owners of their right, if they so choose, at any time prior to the Effective Date, to reallocate or withdraw accumulated value in the Replaced Fund subaccounts under their Contracts or otherwise terminate their interest therein in accordance with the terms and conditions of their Contracts. If affected Contract Owners reallocate account value prior to the Effective Date or within 30 days after the Effective Date, there will be no charge for the reallocation of accumulated value from the Replaced Fund subaccount and the reallocation will not count as a transfer when imposing any applicable restriction or limit under the Contract on transfers. The Companies will not exercise any right they may have under the Contracts to impose additional restrictions or fees on transfers from the Replaced Fund under the Contracts (other than restrictions related to frequent or disruptive transfers) for a period of at least 30 days following the Effective Date of the Substitution. Additionally, all current Contract Owners will be sent prospectuses of the Substitute Fund before the Effective Date.

E.   Within five (5) business days after the Effective Date, affected Contract Owners will be sent a written confirmation ("Post-Substitution Confirmation") indicating that shares of the Replaced Fund have been redeemed and that the shares of Substitute Fund have been substituted. The Post-Substitution Confirmation will show how the allocation of the Contract Owner's account value before and immediately following the Substitution have changed as a result of the Substitution and detail the transactions effected on behalf of the respective affected Contract Owner because of the Substitution.

V - APPLICANTS' LEGAL ANALYSIS

A.   Section 26(c) of the 1940 Act requires the depositor of a registered unit investment trust holding the securities of a single issuer to receive Commission approval before substituting the securities held by the trust. Prior to the enactment of this provision in 1970, a depositor of a unit investment trust could substitute new securities for those held by the trust by notifying the trust's security holders of the substitution within five days of the substitution. In 1966, the Commission, concerned with the high sales charges then common to most unit investment trusts and the disadvantageous position in which such charges placed investors who did not want to remain invested in the substituted fund, recommended that the 1940 Act be amended to require that a proposed substitution of the underlying investments of a trust receive prior Commission approval.

B.   Each of the prospectuses for the Contracts expressly discloses that the issuing Company reserves the right, subject to compliance with applicable law, to substitute shares of another open-end management investment company for shares of an open-end management investment company held by a subaccount of an Account.

C.   The Companies reserved this right of substitution both to protect themselves and their Contract owners in situations where either might be harmed or disadvantaged by circumstances surrounding the issuer of the shares held by one or more of its separate accounts and to afford the opportunity to replace such shares where to do so could benefit the Contract owners and Companies.

D. Applicants maintain that Contract Owners will be better served by the proposed Substitution. Applicants anticipate that the replacement of the Replaced Fund will result in a Contract that is administered and managed more efficiently, and one that is more competitive with other variable products. As noted above, the Substitute Fund will be managed according to similar investment objectives and policies as the Replaced Fund. Moreover, the overall fees of the Substitute Fund are less than those of the Replaced Fund.

E. In addition to the foregoing, Applicants generally submit that the proposed Substitution meets the standards that the Commission and its staff have applied to similar substitutions that have been approved in the past.

F. Applicants anticipate that Contract owners will be at least as well off with the proposed array of subaccounts to be offered after the proposed Substitution as they have been with the array of subaccounts offered before the Substitution. The proposed Substitution retains for Contract owners the investment flexibility which is a central feature of the Contracts. If the proposed Substitution is carried out, all Contract owners will be permitted to allocate purchase payments and transfer accumulated values and contract values between and among the remaining subaccounts as they could before the proposed Substitution.

G. Applicants assert that the proposed Substitution is not the type of substitution which Section 26(c) was designed to prevent. Unlike traditional unit investment trusts where a depositor could only substitute an investment security in a manner which permanently affected all the investors in the trust, the Contracts provide each Contract owner with the right to exercise his or her own judgment and transfer contract values into other subaccounts. Moreover, the Contracts will offer Contract owners the opportunity to transfer amounts out of the subaccounts which invest in the Replaced Fund into any of the remaining subaccounts without cost or other disadvantage. The proposed Substitution, therefore, will not result in the type of costly forced redemptions that Section 26(c) was designed to prevent.

H. Applicants maintain that the proposed Substitution also is unlike the type of substitution which Section 26(c) was designed to prevent in that by purchasing a Contract, Contract owners select much more than a particular investment company in which to invest their account values. They also select the specific types of insurance coverage's offered by the various Companies under the Contracts as well as numerous other rights and privileges set forth in each Contract. Contract owners may also have considered the size, financial condition, type, and reputation of ING and the various Companies. These factors will not change because of the proposed Substitution.

I. Applicants submit that, for all the reasons stated above, the proposed Substitution is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

VI - CONDITIONS

For purposes of the approval sought pursuant to Section 26(c) of the 1940 Act, the Substitution described in the application will not be completed unless all of the following conditions are met:

A.   The Substitution will not result in the type of costly forced redemptions that Section 26(c) was intended to guard against and are consistent with the protection of investors and the purposes fairly intended by the 1940 Act because the significant conditions of the Substitution described in the Application include:

1.   The Substitute Fund has an investment objective and investment policies that are similar to the investment objective and policies of the Replaced Fund, so that the objective of the affected Contract Owners can continue to be met;

2.   For two years following the implementation of the Substitution described herein, the net annual expenses of the Substitute Fund will not exceed the net annual expenses of the Replaced Fund as of September 30, 2012. To achieve this limitation, DSL will waive fees or reimburse the Substitute Fund in certain amounts to maintain expenses at or below the limit. Any adjustments will be made at least on a quarterly basis. In addition, the Companies will not increase the Contract fees and charges, including asset based charges such as mortality and expense risk charges deducted from the Subaccounts that would otherwise be assessed under the terms of the Contracts for a period of at least two years following the Substitution;

3.   Affected Contract Owners may reallocate amounts from the Replaced Fund without incurring a reallocation charge or limiting their number of future reallocations, or withdraw amounts under any Affected Contract or otherwise terminate their interest therein at any time prior to the Effective Date and for a period of at least 30 days following the Effective Date in accordance with the terms and conditions of such Contract. Any such reallocation will not count as a transfer when imposing any applicable restriction or limit under the Contract on transfers;

4.   The Substitution will be effected at the net asset value of the respective shares in conformity with Section 22(c) of the 1940 Act and Rule 22c-1 thereunder, without the imposition of any transfer or similar charge by Applicants;

5.   The Substitution will take place at relative net asset value without change in the amount or value of any Contract held by affected Contract Owners. affected Contract Owners will not incur any fees or charges as a result of the Substitution, nor will their rights or the obligations of the Companies under such Contracts be altered in any way;

6.   The Substitution will be effected so that investment of securities will be consistent with the investment objectives, policies and diversification requirements of the Substitute Fund. No brokerage commissions, fees or other remuneration will be paid by the Replaced Fund or the Substitute Fund or affected Contract Owners in connection with the Substitution;

7.   The Substitution will not alter in any way the annuity, life or tax benefits afforded under the Contracts held by any affected Contract Owner;

8.   The Companies will send to their affected Contract Owners within five (5) business days of the Substitution a written Post-Substitution Confirmation which will include the before and after account values (which will not have changed as a result of the Substitution) and detail the transactions effected on behalf of the respective affected Contract Owner with regard to the Substitution. With the Post-Substitution Confirmations the Companies will remind affected Contract Owners that they may reallocate amounts from the Substitute Fund without incurring a reallocation charge or limiting their number of future reallocations for a least 30 days following the Effective Date in accordance with the terms and conditions of their Contract; and

9.   The Companies or their affiliates will pay all expenses and transaction costs of the Substitution, including legal and accounting expenses, any applicable brokerage expenses, and other fees and expenses. In addition, the Substitution will not impose any tax liability on affected Contract Owners.

10.   Under the manager-of-managers relief granted to the ING Investors Trust, a vote of the shareholders is not necessary to change a sub-adviser, except for changes involving an affiliated sub-adviser. Notwithstanding, after the Effective Date of the Substitutions the Applicants agree not to change a Substitute Fund's sub-adviser without first obtaining shareholder approval of either (1) the sub-adviser change or (2) the parties continued ability to rely on their manager-of-managers relief.

The Applicants consent to be bound by the terms and conditions listed in this Section and those to be set forth in the Notice of Application for an Order.

B.   The Substitution and related transactions described in the Application will not be completed unless all of the following additional conditions are met:

1.   The Commission shall have issued an order (a) approving the Substitution under Section 26(c) of the 1940 Act;

2.   Each affected Contract Owner will have been sent a copy of (a) a Contract prospectus supplement informing shareholders of the Application; (b) a prospectus for the Substitute Fund, and (c) a second supplement to the Contract prospectus setting forth the Effective Date and advising affected Contract Owners of their right to reconsider the Substitution and, if they so choose, any time prior to the Effective Date and for 30 days thereafter, to reallocate or withdraw amounts under their affected Contract or otherwise terminate their interest therein in accordance with the terms and conditions of their Contract; and

3.   The Companies shall have satisfied themselves, that (a) the Contracts allow the substitution of investment company shares in the manner contemplated by the Substitution and related transactions described herein; (b) the transaction can be consummated as described in the Application under applicable insurance laws; and (c) that any regulatory requirements in each jurisdiction where the Contracts are qualified for sale, have been complied with to the extent necessary to complete the transaction.

VII. CONCLUSION

Applicants assert that, for the reasons summarized above, the requested order approving the Substitution and related transactions involving redemptions should be granted.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

_____
Deputy Secretary

Release No. IC - _____ ; File No. 812-14033